Pursuant to Rule 433

Registration No. 333-213160

January 29, 2019

GATX Corporation

PRICING TERM SHEET

January 29, 2019

Issuer:	GATX Corporation

Pricing Date:	January 29, 2019

Expected Settlement Date:	January 31, 2019 (T+2)

Expected Ratings*:	Moody’s: Baa2 (Stable) / S&P: BBB (Stable)

Security:	4.700% Senior Notes due 2029

Size:	$500,000,000

Maturity Date:	April 1, 2029

Coupon:	4.700%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2019

Benchmark Treasury:	UST 3.125% due November 15, 2028

Benchmark Treasury Price and Yield:	103-15; 2.719%

Spread to Benchmark Treasury:	+200 basis points

Yield to Maturity:	4.719%

Price to Investors:	99.836%

Redemption:	At any time prior to January 1, 2029, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 30 basis points; and on or after January 1, 2029, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

CUSIP/ISIN:	361448 BE2 / US361448BE25

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. KeyBanc Capital Markets Inc. Loop Capital Markets LLC Mizuho Securities USA LLC The Williams Capital Group, L.P. MUFG Securities Americas Inc.

Other Events:

On January 25, 2019, the Board of Directors of the Issuer declared a quarterly dividend of $0.46 per common share, payable March 31, 2019, to shareholders of record on March 4, 2019, which represents a 4.5% increase from the prior year’s dividend.

In addition, the Board of Directors of the Issuer elected to terminate the Issuer’s existing share repurchase program and authorized a new share repurchase program under which the Issuer may repurchase, from time to time, up to a maximum of $300.0 million of the Issuer’s common shares.

*Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.